Exhibit (e)(15)

THIS AGREEMENT is entered into between the parties on December 21st, 2017.

PARTIES

(1)

QIAGEN MANCHESTER LIMITED a company incorporated and registered in England and Wales with company number 04160032 and whose registered office is at Skelton House, Lloyd Street North, Manchester, M15 6SH (the “Company”); and

(2)	Jonathan Sheldon, [Address] (the “Executive”).

AGREED TERMS

1.	Interpretation

1.1	The following terms shall have the following meanings unless the context requires otherwise:

“CEO” means the Chief Executive Officer of the Company. ;

“Capacity” means as agent, consultant, director, employee, owner, partner, shareholder or in any other capacity;

“Control” means in relation to a body corporate, the power of a person to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person: (a) by means of the holding of shares, or the possession of a voting power, in or in relation to that or any other body corporate; or (b) as a result of any powers conferred by the articles of association or any other document regulating that or any other body corporate;

“Change of Control” occurs if a person who controls any body corporate ceases to do so or if another person acquires Control of it. Further specification is determined by a separate supplementary agreement “Change of Control” between the Executive and the Company;

“Commencement Date” means March, 1st 2018, or earlier by mutual agreement of the parties;

“Confidential Information” means trade secrets and information (whether or not recorded in documentary form, or stored on any magnetic or optical disk or memory) relating to the business, products, affairs and finances of the Company or any other Group Company or any of their suppliers, customers, agents, shareholders or management, including (but not limited to): (a) business, financial or strategic information or plans; (b) technical data and know-how; (c) litigation, potential litigation or legal advice; (d) employment terms or pay of the Executive or others; (e) commercial terms with business partners; (f) products or services in the course of development; (g) processes or know-how; (h) details of any joint ventures, which (in each case) the Executive creates, develops, learns, receives or obtains in connection with the Executive’s employment, whether or not such information (if in anything other than oral form) is marked confidential;

“Copies” means copies or records of any Confidential Information in whatever form (including, without limitation, in written, oral, visual or electronic form or on any magnetic or optical disk or memory and wherever located) including, without limitation, extracts, analysis, studies, plans, compilations or any other way of representing or recording and recalling information which contains, reflects or is derived or generated from Confidential Information;

“Garden Leave” means any period during which the Company has exercised its rights under clause 24;

“Group Company” means the Company and any group undertaking (as such term is defined in section 1161(5) of the Companies Act 2006) in any jurisdiction from time to time;

“Intellectual Property Rights” means patents, rights to Inventions, copyright and related rights, trade marks, trade names and domain names, rights in get-up, rights in goodwill or to sue for passing off, unfair competition rights, rights in designs, rights in computer software, database rights, topography rights, rights in confidential information (including know-how and trade secrets) and any other intellectual property rights, in each case whether registered or unregistered and including all applications (or rights to apply) for, and renewals or extensions of, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the world;

“Invention” means any invention, idea, discovery, development, improvement or innovation, whether or not patentable or capable of registration, and whether or not recorded in any medium;

“Permitted Investment” has the meaning given to it in clause 18.2; and

“Termination” means the termination of the Executive’s employment under this Agreement however caused, whether lawful or not, and “Termination Date” means the date of Termination.

1.2	In this Agreement, unless the context otherwise requires:

1.2.1	words in the singular include the plural and in the plural include the singular;

1.2.2

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

1.2.3

reference to a particular law is a reference to it as it is in force for the time being taking account of any amendment, extension or re-enactment and includes any subordinate legislation for the time being in force made under it; and

1.2.4	reference to any regulator or other body includes a reference to any successor.

2.	Term of Employment

2.1

The Executive’s employment under the terms of this Agreement shall commence on the Commencement Date and shall continue, subject to the remaining terms of this Agreement, until terminated by either party giving the other prior written notice of not less than 9 months’ which shall be extended to end on the last day of a calendar quarter (which for the avoidance of doubt shall be 31 March, 30 June, 30 September or 31 December of any given year).

2.2

In the event that a Change of Control occurs in relation to the Company whilst the Executive is employed under this Agreement and not under notice to terminate (whether given by the Executive or the Company), the Company shall provide the following to the Executive a lump sum payment equal to:

2.2.1	twelve months of the Executive’s basic salary (as defined by clause 8 of this Agreement) and

2.2.2	one times the Executive’s target annual bonus (as defined by clause 10 of this Agreement)

(collectively the “Change of Control Payment”) with such Change of Control Payment to be paid to the Executive (less income tax and National Insurance contributions) no later than two and a half months following the Change of Control event taking place. In the event that the Executive is not employed by the Company at the date of the Change of Control event, the Executive shall not be entitled to any sums under this clause. Any further provisions are subject to a special Change of Control supplementary agreement.

2.3	No previous employment with the Company or any other employer counts as part of the Executive’s period of continuous employment with the Company.

3.	Warranties and Conditions

3.1	The Executive warrants that:

3.1.1	all information provided to the Company by or on behalf of the Executive during the recruitment process is true, complete and not misleading;

3.1.2	the Executive will not use or disclose to any person associated with the Company any confidential information belonging to any former employer or any other person;

3.1.3	the Executive is entitled to work in the United Kingdom without any additional approvals; and

3.1.4

the Executive is not prevented by the terms of any agreement or court order from commencing employment with the Company on the Commencement Date and that there are no express or implied terms of any contract with (or other obligation to) any third party that could prevent or hinder the performance of the Executive’s duties to any Group Company.

3.2

It is a condition of this employment that the Executive has and maintains during the course of this employment, valid United Kingdom immigration permission which permits the Executive to be employed by the Company. The Executive must notify the Company immediately if at any time the Executive does not meet this condition. The Executive must produce to the Company for inspection the documents proving this right to the Company’s satisfaction upon the Commencement Date and otherwise upon request. In addition, the Executive shall maintain ability to be on extended business trips to and in the United States.

3.3

The Executive’s employment under this Agreement is conditional upon the Executive having produced to the Company for inspection original documents proving the Executive’s right to work lawfully in the United Kingdom.

3.4

If the Executive is in breach of any of the warranties or fails to satisfy any of the conditions set out in this clause 3 then the Company shall be entitled to terminate the Executive’s employment summarily.

4.	Duties

4.1	The Executive shall serve the Company as the Senior Vice President, Head of Business Area Bioinformatics of the Company.

4.2	During the employment the Executive shall:

4.2.1	devote the whole of their working time, attention and abilities to the business of the Company and any other Group Company of which the Executive is required to work from time to time;

4.2.2	faithfully and diligently exercise such powers and perform such duties for each Group Company as may from time to time be assigned by the Company;

4.2.3	comply with all reasonable and lawful directions given by the CEO;

4.2.4	promptly make such reports to the CEO in connection with the affairs of the Company on such matters and at such times as are reasonably required;

4.2.5	report their own wrongdoing and any wrongdoing or proposed or potential wrongdoing of any other employee, director or consultant of any Group Company to the CEO immediately on becoming aware of it;

4.2.6	use their utmost endeavours to promote, protect, develop and extend the business of each Group Company;

4.2.7	comply with their common law, statutory, regulatory and fiduciary duties; and

4.2.8	at all times conduct the business of the Company and each other Group Company with which the Executive is responsible in an ethical and lawful manner.

5.	Compliance with Rules and Procedures

5.1	The Executive will comply strictly with:

5.1.1	any rules, policies and procedures that apply to the Company at all times including any Employee Handbook;

5.1.2	any other laws and regulations material to the conduct of the business of the Company or any Group Company.

5.2	Although the Company’s rules, policies and procedures do not form part of this Agreement, failure to comply with them may result in disciplinary action up to an including dismissal.

6.	Place of Work

6.1

The normal place of work of the Executive is their home at the above address, however the Executive will be required to attend the Company’s offices at Skelton House, Lloyd Street North, Manchester, M15 6SH or such other location, as and when the Company may require.

6.2

The Executive agrees to travel on any business of any Group Company (both within the United Kingdom and abroad) as may be required for the proper performance of the Executive’s duties. In particular, the Executive will be required to work at QIAGEN Redwood City Inc., USA, QIAGEN Aarhus, DK and QIAGEN GmbH GER as required by the Company and any other location which the Company reasonably requires.

6.3

Due to the global nature of the Company’s business, the Executive may be required to relocate on a temporary or permanent basis to any such location, whether in the UK or elsewhere worldwide, as the Company may reasonably require.

7.	Hours of Work

7.1	The Executive shall work such hours as are required for the proper and efficient performance of their duties including the Company’s normal business hours.

7.2	The Executive agrees that the limit on weekly working time contained in Regulation 4 of The Working Time Regulations 1998 does not apply because Regulation 20 applies to the Executive.

8.	Salary

8.1

The Executive shall be paid a basic salary of gross £240,000 per annum subject to deductions required by law. The Executive’s salary shall accrue from day to day, will be paid at monthly intervals in arrears on or around 28th day of each month or on such other day which is in accordance with the Company’s accounting practices.

8.2

The salary paid to the Executive shall be reviewed annually on or around 1 January with the first such review to take place in January 2019. The Company is under no obligation to award an increase following a salary review.

8.3

The Company may deduct from the salary or any other sums payable to the Executive any money owed to any Group Company by the Executive. The Executive will reimburse the Company upon demand for the personal use of any Company credit card or other unauthorised transactions entered into by the Executive.

8.4

Subject to confirmation by the Company’s advisers on the potential tax liabilities: Should the duties performed by the Executive outside of the United Kingdom result in an additional tax or social security liability, the Executive will be responsible for meeting this liability. The Executive agrees to indemnify the company against such liability for additional tax or social security obligations incurred outside the UK. The Company will ensure that any employer actions and reporting requirements are undertaken, should they arise. In order for the Company to accurately determine these requirements, the Executive will be required to keep detailed records of all global travel and share this with the Company.

8.5	Personal obligations such as the submission of personal income tax returns are the Executive’s responsibility to meet and support will not be provided by the Company.

9.	Expenses

9.1

The Company shall reimburse any reasonable travel, hotel, entertainment and other out of pocket expenses properly and reasonably incurred by the Executive in accordance with any rules and policies of the Company from time to time and subject to their providing receipts or other evidence of payment as the Company may require.

9.2

Subject to confirmation by the Company’s advisers on the potential tax liabilities arising out of the provision of accommodation by the Company for the Executive and agreement being reached between the Company and the Executive on who will bear responsibility for such liabilities, the Company will make a company apartment available to the Executive for his use whilst working for QIAGEN Redwood in the USA. The Company has the right to provide such company apartment to other Executives outside the regular use by the Executive.

10.	Annual Bonus

10.1	The Executive shall be entitled to participate in an annual bonus plan on such terms and with such individual or corporate targets as may be communicated from time to time which shall provide the

Executive with an opportunity to be considered each year for a bonus equivalent to up to 50% of their basic salary. This will be pro rata for the Executive’s first year. These will be assessed at the Executive’s performance review each year for the preceding year and any bonus that is agreed will be paid within the first quarter of the following year. The CEO shall be entitled to determine whether such targets have been met and the Company shall have a residual discretion to determine whether to make payments and, if so, in what amount.

10.2

The Company may suspend, alter or discontinue such payments or any bonus plan and its eligibility requirements at any time (whether generally or in relation to the Executive only) at its absolute discretion. If the Executive receives any bonus payment the Company is not obliged to make any further bonus payments and any bonus payment will not become part of the Executive’s contractual remuneration or fixed salary. In order to be eligible to receive a bonus payment, the Executive must be in the Company’s employment and not under notice, given or received on the date that the bonus is paid. Bonus entitlement does not accrue in the course of a year, and the Executive is not entitled to payment of a bonus, or any pro rata portion of it, if the Executive leaves employment prior to the date that the bonus is paid.

10.3

The Executive shall not be eligible to be considered for any bonus nor shall any bonus be paid if the Executive is subject to any disciplinary action or investigation at the date any bonus is being considered and/or at the bonus payment date, as applicable.

11.	Long Term Incentive Program (LTI Program)

The Executive may, from time to time, be considered for participation in the Company’s LTI Program (providing for P-RSUs, PSUs, CPSUs and shares as set out at Appendix A). The granting of any award in the LTI Program is in the sole discretion of the Company and shall not form part of the Executive’s contractual remuneration under this agreement. Notwithstanding the foregoing, an initial grant under the LTI Program will be made to the Executive in accordance with, and subject to the terms set out in, Appendix A hereof. In case the Executive participates in any future LTI Program only the conditions as set forth in the respective grant documents will apply.

12.	Pensions

12.1

The Company operates a Pension Scheme that meets the requirements of Automatic Enrolment and which the Executive will be enrolled. The scheme is not contracted out of the state second pension scheme and the Executive will continue to accrue benefits under that scheme. Further details (including the right to opt-out) are available from the Benefits Administrator. If the Executive does opt-out the Company may periodically enrol the Executive to the scheme as required by legislation, but the Company will contact the Executive with the details at that time.

12.2

The Executive’s participation is subject to the rules of the relevant scheme and the statutory requirement as each are varied from time to time. The Company reserve the right to change the scheme provider from time to time.

12.3	The Company pays GBP 20,000 per annum to personal contributions to the Pension Scheme, if the Executives decides to participate to the relevant scheme.

13.	Benefit Plans

13.1

The Executive shall be entitled during their employment to participate in such private medical expenses scheme, permanent health insurance scheme and personal accident insurance scheme as the Company may from time to time make available as a non-contractual benefit to employees of the Executive status, subject to and in accordance with the rules of each such scheme from time to time in force (including those relating to qualification or continued qualification for membership or admission) and to the Executive performing all acts necessary to enable cover, or increase in cover, to commence or remain in force.

13.2	The Executive’s participation in the benefit plan referred to in this clause are subject to:

13.2.1	the terms of that benefit plan, as amended from time to time;

13.2.2	the rules or the insurance policy of the relevant benefit provider, as amended from time to time; and

13.2.3	the Executive satisfying the normal underwriting requirements of the relevant insurance provider and the premium being at a rate which the Company considers reasonable.

13.3

The Company’s obligation under this clause is limited to paying premiums to the relevant benefits provider. If the benefit provider refuses to accept a claim under the relevant benefit plan the Company shall have no obligation or responsibility to challenge that decision or to compensate the Executive.

13.4	The Company reserves the right to discontinue, vary or amend each benefit plan (including the level of cover provided to the Executive) at any time on reasonable notice to the Executive.

14.	Car Allowance

14.1

The Company shall pay the Executive a car allowance during the Executive’s employment in the amount of £14,400 per annum which shall be paid in twelve equal monthly instalments subject to deductions required by law.

14.2

The car allowance is conditional upon the Executive having available for their exclusive business use a suitable executive motor car which the Executive will keep well maintained and insured for business use.

14.3	The Executive shall be responsible for all costs and expenses in relation to the car.

15.	Holidays

15.1

The Executive shall be entitled to 5 working weeks (capped at 25 days) in each holiday year together with the usual public holidays in England to be taken at times convenient to the Company and authorised in advance.

15.2

After 2 complete years of continuous service, your annual holiday entitlement will increase pro-rata by 1 day for every 1 complete year of service up to a maximum of 30 days. This additional entitlement will be granted from the start of the next holiday year, i.e. 1 January.

15.3

The Company’s holiday year runs between 1 January and 31 December. If the Executive’s employment commences or terminates part way through a holiday year, the Executive’s entitlement during that holiday year shall be calculated on a pro rata basis rounded up to the nearest whole day.

15.4

The Executive shall have no entitlement to any payment in lieu of accrued but untaken holiday except on Termination. The amount of such payment in lieu shall be 1/260th of the Executive’s salary for each untaken day of entitlement.

15.5

If on Termination the Executive has taken in excess of their accrued holiday entitlement, the Company shall be entitled to recover from the Executive by way of deduction from any payments due to the Executive or otherwise, one day’s pay for each excess day calculated at 1/260th of the Executive’s salary.

15.6

If either party has served notice to terminate the employment, the Company may require the Executive to take any accrued but unused holiday entitlement during the notice period. Any accrued but unused holiday entitlement shall be deemed to be taken during any period of Garden Leave.

16.	Incapacity

16.1

Payments for periods of absence due to sickness will be made in accordance with the current Statutory Sick Pay (‘SSP’) Scheme where applicable. SSP is not payable for the first three qualifying days of any period of incapacity for work. These days are known as “waiting days”. In a linked period of sickness the waiting days need only be served once. The qualifying days for Statutory Sick Pay purposes are your normal working days. The notification procedure must be followed in order to qualify for payment.

16.1.1

The Executive will be entitled, in the event that they are absent due to sickness, injury or incapacity in respect of any rolling 12 month period to 20 working days’ Company sick pay (‘CSP’). All payments made include SSP. As with SSP, the notification procedure must be followed in order to qualify for payment.

16.1.2

The procedure the Executive must follow in the event of periods of absence from work due to sickness is set out in full in the Employee Handbook. The Executive will not be entitled to any payments during periods of sickness if they are absent without authorisation or have not complied fully with the Company’s sickness procedure.

16.1.3	Any payment in excess of the statutory minimum or CSP will be made purely at the discretion of the Company.

16.1.4	The Executive will not be entitled to any payments during periods of sickness if they are absent without authorisation or have not complied fully with the Company’s sickness procedure.

16.1.5	The Company reserves the right at its discretion at any time to withdraw or amend this benefit if Executive’s absence is excessive and to take disciplinary action where appropriate.

16.1.6

If the Executive is absent due to sickness during the course of disciplinary proceedings or during investigations into alleged breaches of rules, procedures or contractual obligations, the Executive will not be entitled to sickness payment from the Company (other than SSP).

16.1.7

If the Executive is on paid suspension and become unfit for work or unable to attend any necessary meetings due to sickness, their suspension may be lifted. If the Executive’s suspension is lifted, they may no longer be entitled to full pay or sickness payment from the Company other than SSP.

16.1.8

If Executive is absent from work due to injury or illness caused by a third party, any payments made by the Company as sickness payment will be classed as a loan; this will be repayable to the Company by the Executive if compensation for loss of earnings is recovered from the third party.

16.1.9	Repeated or prolonged absences of any kind may result in action being taken against the Executive under the Company’s disciplinary, capability or absence procedures.

16.1.10	If the Executive has been absent due to sickness and is found not to have been genuinely ill, the Executive may be subject to action under the Disciplinary Procedure, which could include dismissal.

If, for reasons other than sickness, injury or incapacity, the Executive is unable to get to work or are delayed, the Executive must inform the Company by telephone or email (in which case it is not effective until receipt is acknowledged by HR or the CEO) as soon as possible. The Executive will be expected to explain the absence upon arrival for work. The Company reserves the right to deduct an appropriate amount from the Executive’s salary if it is decided that the explanation is unsatisfactory.

16.2	If the Executive is absent from work due to ill health for more than 180 days the Company may terminate the Executive’s employment by giving 6 months’ prior written notice.

16.3

The Executive agrees to consent to a medical examination (at the Company’s expense) by a doctor nominated by the Company should the Company so require at any time. The Executive agrees that any report produced in connection with any such examination may be disclosed to the Company and the Company may discuss the contents of any such report with the relevant doctor.

16.4

The rights of the Company to terminate the Executive’s employment under the terms of this Agreement apply even when such termination would or might cause the Executive to forfeit any entitlement to sick pay, permanent health insurance or other benefits.

17.	Directorships

17.1

The Executive shall, if requested by the Company during the employment, act as director of the Company and carry out duties on behalf of any other Group Company as required by the Company. If appropriate the Executive will:

17.1.1	comply with the articles of association (as amended from time to time) of any Group Company of which the Executive is a director or otherwise responsible; and

17.1.2	not do anything that would cause the Executive’s disqualification as a director.

17.2	On termination of employment or at any time at the Company’s request, the Executive shall:

17.2.1	immediately resign, without any claim for compensation, from any directorships in any Group Company; and

17.2.2

transfer to the Company or as it may direct, without payment, any shares or other securities held by the Executive in any Group Company, which are held as a nominee or trustee for or for the benefit of, any Group Company and deliver to the Company the related certificates and do all acts or things necessary to give effect to the same.

17.3	Except with the prior approval of the CEO or as required by this Agreement the Executive shall not resign as a director of any Group Company.

17.4

By way of security for their obligations under this Agreement, the Executive hereby irrevocably appoints the Company to be their attorney to execute and do any such instrument or thing and generally to use their name for the purpose of giving the Company or its nominee the full benefit of clause 17.

18.	Outside Interests

18.1

The Executive shall not during the employment except as a representative of the Company or with the CEO’s prior written approval (whether directly or indirectly, paid or unpaid) be engaged or concerned in the conduct of, or become an employee, agent, partner, consultant or director of, or assist or have any financial interest in any other actual or prospective business, organisation, occupation or profession whatsoever.

18.2

The Executive may hold an investment by way of shares or other securities of not more than 1% of the total issued share capital of any company (listed or dealt in on a recognised stock exchange) (a “Permitted Investment”).

19.	Confidential Information

19.1	Without prejudice to their common law duties, the Executive shall not during employment or at any time after Termination and whether for their own benefit or for the benefit of any third party:

19.1.1	use any Confidential Information; or

19.1.2	make or use any Copies; or

19.1.3	disclose any Confidential Information to any person, company or other organisation whatsoever, except in the proper course of their duties, as required by law or as authorised by the CEO in writing.

19.2	The Executive shall be responsible for protecting the confidentiality of the Confidential Information and shall:

19.2.1

use their best endeavours to prevent the use or communication of any Confidential Information by any person, company or organisation (except in the proper course of their duties, as required by law or as authorised by the Company); and

19.2.2	inform the CEO immediately upon becoming aware, or suspecting, that any such person, company or organisation knows, has, or has used any Confidential Information.

19.3	All Confidential Information and Copies shall be the property of the Company and the Executive shall not make any Copies save in the proper course of their employment.

19.4

Save as authorised by the CEO, the Executive shall not make or publish any comment regarding to the business of any Group Company or any of its employees or directors to the media (including on social media).

20.	Whistleblowing

20.1

It is the duty of the Executive to report to the CEO any material breach by the Company of its legal obligations. Failure to do so may result in disciplinary action being taken. Concerns should be reported, in writing, to the CEO.

21.	Intellectual Property

21.1

The Executive shall disclose to the Company details of all Inventions and of all works embodying Intellectual Property Rights made solely or jointly with others at any time during the term of the employment which relate to, or are capable of being used in, the business of any Group Company whether or not in the course of their ordinary duties and whether or not made in working time (together, the “Company IP”). The Executive acknowledges that all Intellectual Property Rights subsisting (or which may in the future subsist) in such Company IP shall automatically, on creation, vest in the Company absolutely. To the extent that Company IP does not vest automatically in the Company the Executive hereby assigns all right, title and interest in the Company IP to the Company by way of a present assignment of all future rights and shall otherwise hold them on trust for the Company.

21.2	The Executive agrees promptly to execute all documents and to do all acts as may, in the opinion of the Company, be necessary or desirable to give the Company full benefit of clause 21.1.

21.3

The Executive irrevocably waives all moral rights under the Copyright, Designs and Patents Act 1988 (and, to the fullest extent permitted by law, all similar rights in other jurisdictions) which the Executive has or will have in any existing or future works referred to in clause 21.1.

21.4

By way of security for their obligations under this Agreement, the Executive irrevocably appoints the Company to be their attorney to execute and do any such instrument or thing and generally to use their name for the purpose of giving the Company or its nominee the benefit of this clause 20. The Executive acknowledges in favour of a third party that a certificate in writing signed by the Company that any instrument or act falls within the authority conferred by this clause 20 shall be conclusive evidence that such is the case.

22.	Payment in Lieu of Notice

22.1

The Company may, in its sole and absolute discretion, terminate the Executive’s employment under this Agreement at any time and with immediate effect by notifying the Executive that the Company is exercising its right under this clause 22 and that it will make within 28 days the first instalment of a payment in lieu of notice (“PILON”) to the Executive. The PILON will be equal to the basic salary (as at the date of termination) which the Executive would have been entitled to receive under this Agreement during the notice period referred to at clause 2 (or, if notice has already been given, during the remainder of the notice period) less income tax and National Insurance contributions.

22.2	The Executive shall have no right to receive a PILON unless the Company has exercised its discretion in clause 22.1.

22.3

Notwithstanding clause 22.1, the Executive shall not be entitled to any PILON if the Company would otherwise have been entitled to terminate the Executive’s employment under this Agreement without notice in accordance with clause 23. In that case the Company shall also be entitled to recover from the Executive any PILON already made.

23.	Termination Without Notice

23.1

The Company may terminate the Executive’s employment under this Agreement with immediate effect without notice and with no liability to make any further payment to the Executive (other than in respect of amounts accrued due at the date of Termination) if in the reasonable opinion of the CEO the Executive:

23.1.1	is guilty of gross misconduct; or

23.1.2	commits any serious or repeated breach or non-observance of any of the provisions of this Agreement or refuses to comply with any reasonable and lawful directions of the Company; or

23.1.3	is grossly negligent or grossly incompetent in the performance of their duties; or

23.1.4	is declared bankrupt or makes any arrangement with or for the benefit of their creditors or has a county court administration order made under the County Court Act 1984; or

23.1.5	is convicted of any criminal offence (other than an offence under any road traffic legislation in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed); or

23.1.6	is disqualified from acting as a director or resigns as a director from the Company or any Group Company without the prior written approval of the CEO; or

23.1.7	commits any material breach of the Company’s policies or procedures; or

23.1.8	no longer eligible to work in the United Kingdom; or

23.1.9

is guilty of any fraud or dishonesty or acts in any manner which brings or is likely to bring the Executive or any Group Company into disrepute or is materially adverse to the interests of any Group Company.

23.2

The rights of the Company under clause 23.1 are without prejudice to any other rights that it might have at law to terminate the Executive’s employment or to accept any breach of this Agreement by the Executive as having brought the Agreement to an end. Any delay by the Company in exercising it rights to terminate shall not constitute a waiver thereof.

23.3

The Company may suspend the Executive from any or all of their duties during any period in which the Company is investigating any disciplinary matter involving the Executive or while any disciplinary procedure against the Executive is outstanding. Any such suspension shall not constitute disciplinary action. During any period of suspension, the Company may impose the same conditions that apply to Garden Leave.

24.	Garden Leave

24.1

Following service of notice to terminate the employment by either party, or if the Executive purports to terminate the employment in breach of contract, the Company may by written notice place the Executive on Garden Leave for the whole or part of the remainder of the employment.

24.2	During any period of Garden Leave:

24.2.1	the Company shall be under no obligation to provide any work to the Executive and may revoke any powers the Executive holds on behalf of any Group Company;

24.2.2

the Company may require the Executive to carry out alternative duties or to only perform such specific duties as are expressly assigned to the Executive, at such location (including the home of the Executive) as the CEO may reasonably decide;

24.2.3	the Company may appoint another person to carry out the Executive’s normal duties, whether on a permanent or temporary basis;

24.2.4	the Executive shall continue to receive their basic salary but shall not be entitled to receive any bonus or other incentive in respect of the period of Garden Leave;

24.2.5	the Executive shall remain an employee of the Company and bound by the terms of this Agreement (including any implied duties of good faith and fidelity);

24.2.6	the Executive shall be contactable during each working day (except during any periods taken as holiday in the usual way);

24.2.7

the Company may exclude the Executive from any premises of any Group Company, require the Executive to return any Company property and remove their access from some or all of its information systems; and

24.2.8

the Company may require the Executive not to contact or deal with (or attempt to contact or deal with) any officer, employee, consultant, advertiser, adverting agency, supplier, distributor, shareholder, adviser, client or other business contact of any Group Company as it may reasonably determine.

25.	Obligations Upon Termination

25.1	On Termination or, if earlier, at the start of a period of Garden Leave following the service of notice or purported Termination by the Executive, the Executive shall:

25.1.1

immediately deliver to the Company all documents, books, materials, records, correspondence, papers, Copies, Confidential Information and other business information (on whatever media and wherever located) relating to the business or affairs of any Group Company or its business contacts, any keys and any other property of any Group Company, which is in their possession or under their control;

25.1.2

irretrievably delete any information relating to the business of any Group Company stored on any magnetic or optical disk or memory (including on any personal computer, personal device, personal email account or web account), and all matter derived from such sources which is in their possession or under their control outside the premises of the Company;

25.1.3	provide a signed statement confirming full compliance with the obligations under clauses 25.1.1 to 23.1.3 together with such reasonable evidence of compliance as the Company may request.

26.	Statutory Particulars

26.1

The Executive is subject to the Company’s disciplinary and grievance procedures, copies of which are available upon request although the CEO reserves the right to deviate from these procedures in light of the Executive’s seniority. These procedures do not form part of the Executive’s contract of employment.

26.2	If the Executive wishes to raise a grievance or appeal a disciplinary decision the matter should be raised in writing with the CEO.

26.3	There is no collective agreement which affects the Executive’s employment or this Agreement.

27.	Workplace Privacy

27.1

The Company is the data controller of certain personal data and sensitive personal data relating to the Executive which may be processed by the Company, any Group Company or connected person for the purposes of the Executive’s recruitment, employment, performance management, any litigation, internal or regulatory investigation, in the pursuit such person’s legitimate business interests or as otherwise permitted by the Data Protection Act 1998. The sensitive personal data processed may include information relating to health, racial or ethnic origin, religious or similar beliefs, criminal offences, allegations of criminal conduct and trade union membership. The processing may include disclosure of personal data and sensitive personal data to third parties including benefit providers, prospective purchasers or service providers and governmental authorities. The Executive expressly consents to the Company and each to each Group Company processing the Executive’s personal data and sensitive personal data for such purposes.

27.2	The Executive expressly consents to the transfer of such data outside the European Economic Area to countries which may not have laws which adequately safeguard such data.

27.3

The Executive consents to the Company monitoring their communication and electronic equipment including, without limitation, the Company’s telephone, chat and e-mail systems, information stored on the Company’s computer equipment (including all electronically stored information that is the property of the Company), recordings from the Company’s closed circuit television cameras and any other computer equipment or other device used by the Executive in the performance of their duties.

28.	General

28.1

If the Executive’s employment is terminated at any time by reason of any reconstruction or amalgamation of any Group Company, whether by winding up or otherwise, and the Executive is offered employment with any concern or undertaking involved in or resulting from the reconstruction or amalgamation on terms which (considered in their entirety) are no less favourable to any material extent than the terms of this Agreement, the Executive acknowledges and agrees that there shall be no claim against the Company or any the undertaking arising out of or connected with such termination.

28.2

This clause applies if the Executive subscribes for or is awarded shares in the Company or any Group Company or participates in any share option, restricted share, restricted share unit, long term incentive, carried interest, co-invest or any other form of profit sharing, incentive, bonus or equity plan or arrangement (each, an “Incentive”) or may do so. Upon Termination, the Executive’s rights (if any) in respect of each Incentive shall be solely determined by the articles of association, rules or other documents governing each Incentive which are in force on the Termination Date and the Executive hereby irrevocably waives all claims or rights of action in respect of the loss of any rights or benefits under or in respect of any Incentive granted or not yet granted to the Executive (including any loss relating to the lapse of, or their ineligibility to exercise, any share options, the value of any shares, the operation of any compulsory transfer provisions or the operation of any vesting criteria).

28.3

A notice given to a party under this Agreement shall be in writing in the English language and signed by or on behalf of the party giving it. It shall be delivered by hand or sent to the party at the address given for that party in this Agreement, in the case of the Executive to their personal email address or as otherwise notified in writing to the other party. A notice required to be given to the Company under this Agreement shall not be validly given if sent by email.

28.4

This Agreement and any document referred to in it constitutes the entire agreement between the parties and supersedes and extinguishes all previous discussions, correspondence, negotiations, drafts, agreements, promises, assurances,warranties, representations and understandings between them, whether written or oral, relating to its subject matter.

28.5

The Executive agrees that in entering into this Agreement the Executive does not rely on and shall have no remedies in respect of, any statement, representation, assurance or warranty (whether made innocently or negligently) that is not expressly set out in this Agreement. The Executive waives any claim for innocent or negligent misrepresentation or negligent misstatement including respect of any statement set out in this Agreement.

28.6	No variation or agreed termination of this Agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives).

28.7	The Executive shall not be contractually entitled to receive any benefit from the Company which is not expressly provided for by this Agreement.

28.8

This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, and all the counterparts together shall constitute one and the same agreement.

28.9

The Contracts (Rights of Third Parties) Act 1999 shall only apply to this Agreement in relation to any Group Company. No person other than the parties to this Agreement and any Group Company shall have any rights under it and it will not be enforceable by any person other than those parties.

28.10

This Agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England.

28.11

Each party irrevocably agrees that the courts of England shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this Agreement or its subject matter or formation (including non-contractual disputes or claims).

28.12	The Executive acknowledges receipt of this Agreement, and confirms that they understand and agree to the terms and conditions of employment contained within it.

28.13

The Executive understands that the Employee Handbook, which sets out the principal rules, policies and procedures relating to the employment, does not form part of the Executive’s contract of employment, and is kept in the HR Department and on the Company intranet, and is available for Executive’s reference. The Executive understands they have a duty to familiarise themselves with and to understand the content of the Employee Handbook.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

Signed by PEER M. SCHATZ for and on behalf of QIAGEN MANCHESTER LIMITED	/s/ Peer M. Schatz Signature

Signed as a deed by JONATHAN SHELDON in the presence of:	/s/ Jonathan Sheldon Signature

/s/ Dr. Thomas Schweins Witness’s Signature Name of witness Address of witness Occupation of witness	Dr. Thomas Schweins QIAGEN GmbH QIAGEN Strasse 1 40724 Hilden, Germany Senior Vice President, Life Science BA & Human Resources

Supplementary Agreement

to the service agreement

of December 21th, 2017

concluded between

QIAGEN MANCHESTER LIMITED a company incorporated and registered in England and Wales with company number 04160032 and whose registered office is at Skelton House, Lloyd Street North, Manchester, M15 6SH (the “Company”);

and

Jonathan Sheldon, [Address] (the “Executive”).

Pursuant to clause 2.2 of the service agreement of December 20th, 2017 the parties agree as follows by way of supplement:

Change of Control

(1)	Definition of change of control

A “change of control” is considered to have occurred:

a.    (i) in the event of a sale, lease, exchange or other transfer of all or essentially all of the assets of QIAGEN N.V. through a legal transaction or a series of legal transactions, with the exception of such transfers of the type referred to above whose result leads to QIAGEN N.V., directly or indirectly, holding 50% or more of the voting rights in the company or companies to which the relevant assets are being transferred, or having the power to dictate the exercise of 50% or more of the voting rights in such companies, specifically in each case including contractual powers (through contract, agreements, arrangements, relationships or otherwise); (ii) in the event of a merger or a business combination involving QIAGEN N.V. which results in the voting securities of QIAGEN N.V. outstanding immediately prior to such merger or business combination representing less than 50% of all the voting rights of the voting securities of QIAGEN N.V., or of the acquiring company or the parent company of such company, immediately following such merger or business combination (either because such securities retain their voting powers or because they are converted into voting securities in the receiving legal entity or in the parent company of such company); or (iii) in the event of the liquidation or dissolution of QIAGEN N.V., with the exception of a liquidation or dissolution as a result of insolvency or similar proceedings.

b.    if a natural or legal person (or group of natural or legal persons acting together for the sake of acquiring, holding or disposing of such securities) (with the exception of QIAGEN N.V., any of its subsidiaries, “trustees”, fiduciaries or other natural or legal persons who hold the securities in accordance with the employee options program or on behalf of a foundation operated by the company or a subsidiary) becomes the “beneficial owner” (which for the purposes of this agreement means having the power, whether directly or indirectly, acting alone or together with one or more third parties on the basis of a contract, an agreement, arrangement, relationship or otherwise, to exercise the voting rights or to determine the casting of votes or to effect or bring about the sale), namely of securities in the company conveying forty percent (40%) or

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more of all the voting rights arising from the voting securities in the company, (with the exception of cases where this situation is due to the acquisition of securities directly from the company); a change in control pursuant to this clause (b), however, is deemed not to have occurred if it is simply the result of (i) the acquisition of securities by the company as a result of which the number of voting shares — as linked to the total number of outstanding voting securities — was reduced, or (ii) a redemption of voting securities by which the total number of outstanding securities is reduced.

c.    if the persons forming the Supervisory Board of QIAGEN N.V. as of the signing of this agreement (“acting members of the Supervisory Board”), for any reason whatsoever, including as a result of a takeover bid, a dispute between those entitled to cast votes, a merger or similar transactions, should no longer form the majority of the Supervisory Board; any Supervisory Board member appointed after the conclusion of this agreement shall be deemed to be an acting member of the Supervisory Board in the above sense if at least a majority of the acting members of the Supervisory Board and who effectively remain in office have either agreed to the appointment of this person or to the proposal that this person be appointed.

(2)	In the event of a change in control within the meaning of paragraph 1, Mr. Sheldon shall receive reimbursement in accordance with paragraph 3.

(3)	Calculation of reimbursement in the event of a change of control

The compensation is calculated according to the following formula:

The compensation amounts to 1.0 x basic annual remuneration, including the agreed bonus.

The annual salary is the contractually agreed fixed annual gross salary during the year of the change of control, exclusive of stock options, LTIs or other equity rights.

The bonus is defined as the gross amount of variable remuneration (bonus), as established by the company and the employee for the financial year of the change of control, exclusive of stock options, LTIs or other equity rights.

Other remuneration components (e.g. company car) are excluded from the calculation of the compensation.

The claim arising from the employer’s contribution to the occupational pension plan becomes vested and is provided at 100% for the years prior to and including the “change of control” year.

The amount of the compensation is a gross amount, and is subject to tax according to the applicable wage tax regulations.

The compensation falls due three months after the change of control.

The remaining contractual provisions remain in force.

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THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

Signed by PEER M. SCHATZ for and on behalf of QIAGEN MANCHESTER LIMITED	/s/ Peer M. Schatz Signature

Signed as a deed by JONATHAN SHELDON in the presence of:	/s/ Jonathan Sheldon Signature

/s/ Dr. Thomas Schweins Witness’s Signature Name of witness Address of witness Occupation of witness	Dr. Thomas Schweins QIAGEN GmbH QIAGEN Strasse 1 40724 Hilden, Germany Senior Vice President, Life Science BA & HR

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